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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Standard Pacific Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85375C 10 1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 85375C 10 1	Amendment No. 5 to Scheduled 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur E. Svendsen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,194,800 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 2,194,800 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,194,800

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%

12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 85375C 10 1	Amendment No. 5 to Schedule 13G	Page 3 of 8 Pages

Item 1.	(a)	Name of Issuer Standard Pacific Corporation

	(b)	Address of Issuer’s Principal Executive Offices 15326 Alton Parkway Irvine, California 92618

Item 2.	(a)	Name of Person Filing Arthur E. Svendsen

	(b)	Address of Principal Business Office or, if none, Residence 15326 Alton Parkway Irvine, California 92618

	(c)	Citizenship United States of America

	(d)	Title of Class of Securities This Amendment No. 5 to the Statement on Schedule 13G relates to the Issuer’s common stock, $0.01 par value per share (“Common Stock”).

	(e)	CUSIP Number 85375C 10 1

Item 3.

Not applicable.

CUSIP No. 85375C 10 1	Amendment No. 5 to Schedule 13G	Page 4 of 8 Pages

Item 4.	Ownership.

(a)

Amount beneficially owned:   2,194,800 shares of Common Stock.

The shares beneficially owned by Mr. Svendsen do not include 20,000 shares held beneficially and of record by Martha Ann Svendsen, Mr. Svendsen’s wife. Mr. Svendsen disclaims beneficial ownership of the shares held by his wife.

(b)

Percent of class:   6.5%

This percentage calculated is based on 33,837,303 shares of Common Stock as set forth in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on November 24, 2003.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 2,194,800

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 2,194,800

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

CUSIP No. 85375C 10 1	Amendment No. 5 to Schedule 13G	Page 5 of 8 Pages

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

CUSIP No. 85375C 10 1	Amendment No. 5 to Schedule 13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13G is true, complete and correct.

DATED:    February 17, 2004

By:	/s/ CLAY A. HALVORSEN

Name: Title:	Clay A. Halvorsen Attorney-In-Fact*

*	Signed pursuant to a limited power of attorney, dated February 12, 2003, included as Exhibit A to this Amendment No. 5 to Schedule 13G.

EXHIBIT A

ARTHUR E. SVENDSEN

LIMITED POWER OF ATTORNEY FOR

SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Clay A. Halvorsen, Andrew H. Parnes and Stephen J. Scarborough, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)    prepare, execute, acknowledge, deliver and file a Schedule 13G or Schedule 13D, as applicable, (including any amendments thereto) with respect to the securities of Standard Pacific Corp., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”);

(2)    seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

(3)    perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)    this Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)    any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)    neither the Company nor any of such attorneys-in-fact assumes any liability for the undersigned’s responsibility to comply with the requirement of the Exchange Act, or any liability of the undersigned for any failure to comply with such requirements; and

(4)    this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13(d) of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite,

necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 2003.

/s/ ARTHUR E. SVENDSEN

Arthur E. Svendsen

State of California	)
)
County of Orange	)

On February 12, 2003, before me, the undersigned, a notary public in and for said County and State, personally appeared ARTHUR E. SVENDSEN, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature:	/s/ JEAN M. BARRY

Notary Public in and for said County and State

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